================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                 ---------------

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                        FOR THE TRANSITION PERIOD FROM TO


                          COMMISSION FILE NUMBER 1-9910


            WESTCORP EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)

                                 --------------

                                    WESTCORP
                                   23 PASTEUR
                          IRVINE, CALIFORNIA 92718-3804

                 (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT
                       TO THE PLAN AND THE ADDRESS OF ITS
                           PRINCIPAL EXECUTIVE OFFICE)



================================================================================

                              REQUIRED INFORMATION

1.     Not Applicable.

2.     Not Applicable.

3.     Not Applicable.

4. Westcorp Employee Stock Ownership and Salary Savings Plan (the "Plan")is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Westcorp Employee Stock Ownership and Salary Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                           WESTCORP EMPLOYEE STOCK OWNERSHIP
                                           AND SALARY SAVINGS PLAN


                                           By: /s/ LEE A. WHATCOTT
                                               ---------------------------------
                                                   Lee A. Whatcott


July 1, 2002

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

Westcorp Employee Stock Ownership and Salary Savings Plan

Year ended December 31, 2001
with Report of Independent Auditors

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

             Audited Financial Statements and Supplemental Schedule

                          Year ended December 31, 2001



                                    CONTENTS

Report of Independent Auditors......................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2001 and 2000.......2
Statement of Changes in Net Assets Available for Benefits
    for the Year Ended December 31, 2001............................................3
Notes to Financial Statements.......................................................4


Supplemental Schedule

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)....................10

                         [ERNST & YOUNG LLP LETTERHEAD]



                         Report of Independent Auditors



Plan Committee
Westcorp Employee Stock Ownership and Salary Savings Plan


We have audited the accompanying statements of net assets available for benefits of the Westcorp Employee Stock Ownership and Salary Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                             /s/ ERNST & YOUNG LLP


June 20, 2002

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                 Statements of Net Assets Available for Benefits


                                                                   DECEMBER 31,
                                                           ----------------------------
                                                              2001             2000
                                                           -----------      -----------
ASSETS
Investments at fair value:
  Cash and short-term investments                          $ 4,489,867      $ 2,316,166
  Westcorp common stock                                     38,167,168       28,266,664
  Mutual funds                                              16,515,896       15,658,208
  Government National Mortgage Association securities                            26,195
  Loans to participants                                        744,273          726,586
                                                           ----------------------------
Total investments                                           59,917,204       46,993,819

Employee deferrals receivable                                  185,413          285,323
Employer contribution receivable                                              1,816,010
                                                           ----------------------------
Total receivables                                              185,413        2,101,333
                                                           ----------------------------
Net assets available for benefits                          $60,102,617      $49,095,152
                                                           ============================


See accompanying notes.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

            Statement of Changes in Net Assets Available for Benefits


                                                     FOR THE YEAR
                                                         ENDED
                                                     DECEMBER 31,
                                                         2001
                                                     ------------
ADDITIONS
Contributions:
    Employee                                         $ 5,649,410
    Employer                                           6,499,286

Net transfers and exchanges                              551,988

Net investment income:
    Interest income                                       67,460
    Dividends                                          1,333,772
    Net realized/unrealized appreciation               3,689,343
                                                     -----------
Total additions                                       17,791,259

DEDUCTIONS
Benefit and withdrawal payments to participants        6,783,657
Administration fees                                          137
                                                     -----------
Total deductions                                       6,783,794
                                                     -----------

Net increase                                          11,007,465

Net assets available for benefits:
    Beginning of year                                 49,095,152
                                                     -----------
    End of year                                      $60,102,617
                                                     ===========


See accompanying notes.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                          Notes to Financial Statements

                                December 31, 2001


1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Westcorp Employee Stock Ownership and Salary Savings Plan ("the Plan") is for the benefit of all eligible employees of Westcorp ("the Company"), its wholly owned subsidiaries, Westran Services Corp., and Western Financial Bank ("the Bank"), and the Bank's subsidiaries.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Contributions and Deductions: Contributions by Plan participants are recognized as additions to net assets when the deduction is made from the participants' wages at the end of each payroll period. In 1999, the Company amended the Plan requiring a Company match of employee contributions for the Salary Savings portion of the Plan ("SSP"). In 2001, the Company amended the Plan allowing earlier participation and vesting in the Plan. Company contributions for the Employee Stock Ownership portion of the Plan ("ESOP") are discretionary. Company contributions are accrued in the year in which they become obligations of the Company by authorization of its Board of Directors.

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made.

Investment Valuation and Income Recognition: The Plan's cash and investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The common stock shares of Westcorp are valued at their closing price on the New York Stock Exchange as of December 31, 2001 and 2000, respectively. Loans to participants are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN

GENERAL

The Plan is a defined contribution profit sharing plan that covers substantially all employees and provides for retirement benefits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Company and its subsidiaries make contributions to the ESOP and SSP as determined by the Plan document, the Company's Board of Directors, and within the guidelines of ERISA and the regulations of the Internal Revenue Service.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. The participants vest as follows:

                            Vested Interest
                        ------------------------
    Years of Service        ESOP        SSP
   -------------------- ------------------------
       Less than 1           0%         0%
            1               20%        30%
            2               40%        60%
            3               60%       100%
            4               80%
        5 or more          100%

A participant is 100% vested after five years of service for the ESOP and three years of service for the SSP, or upon attainment of age 65 or in the event of a participant's death or total disability while still an employee of the Company. Forfeitures are used to reduce the Company's matching contributions. For the year ended December 31, 2001, forfeitures of $2,303,836 were used to offset the Company's matching contributions for the SSP portion of the Plan. The amount of forfeitures remaining at December 31, 2001 and 2000 were not material.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING (CONTINUED)

It is the intent of the Company to continue the Plan; however, the Plan may be terminated by the Company at any time. In the event the Plan terminates, the net assets of the Plan will be fully allocated. All participants will vest 100% immediately and will receive their credited balance as of the date of liquidation.

Further information about the Plan agreement and the vesting and benefit provisions is contained in the pamphlet "Westcorp Employee Stock Ownership and Salary Savings Plan Summary Plan Document." Copies of this pamphlet are available from the Plan Committee.

EMPLOYEE CONTRIBUTIONS

Employees may contribute up to 14% of annual earnings to the Plan through regular payroll deductions under the 401(k) provisions of the Plan.

EMPLOYER CONTRIBUTIONS

Employer contributions under the ESOP are at the discretion of the Company's Board of Directors. Employer contributions for the SSP are matched 100% of the first $500 contributed by the participant to the Plan, and then 50% of participant contributions, not to exceed 6% of participant annual compensation.

LOANS TO PARTICIPANTS

The Plan allows employees to borrow from their Plan accounts, excluding the ESOP portion. A minimum loan amount of $500 can be borrowed once a year. The maximum loan amount is 50% of the employee's vested Plan account balance not to exceed $50,000. Loans are required to be repaid within five years; however, if the purpose of the loan is to purchase a primary residence, the term may be up to 30 years. The loans bear interest at one percent plus the prime rate for the month previous to the loan date. Each loan is secured by the participant's vested interest remaining in the Plan.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

LOANS TO PARTICIPANTS (CONTINUED)

Repayments of loan amounts are used to reduce the outstanding principal balance of the loan. Such principal reductions are then allocated among the eleven investment options in the same proportion in which the individual employee's elective contributions are allocated at the time of loan repayment.

3. BENEFITS PAYABLE

At December 31, 2001 and 2000, there were no vested benefits payable to participants. Vested benefits payable are not reflected as a deduction from net assets available for benefits in the Plan's financial statements, which creates a difference from the Plan's Form 5500, "Annual Return/Report of Employee Benefit Plan," which has recorded the vested benefits as a liability.

4. INVESTMENTS

The following investments represented 5 percent or more of the Plan's net assets:

                                         DECEMBER 31,
                                 ----------------------------
                                    2001             2000
                                 -----------      -----------
      Large Cap Value Fund       $ 5,071,112      $ 4,931,808
      Large Cap Growth Fund        4,453,191        6,868,023
      Westcorp common stock       38,167,168       28,266,664
      Stable Value Trust Fund      4,489,867        1,581,846

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value during 2001 as follows:

     Investments at fair value as determined by quoted
       market prices:
          Westcorp common stock                          $ 8,126,721
          Mutual funds                                    (4,437,378)
                                                         -----------
      Net appreciation in fair value of investments      $ 3,689,343
                                                         ===========

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)


5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 1, 2002, stating that the Plan is qualified, in form, under
Section 401(a) of the Internal Revenue Code ("the Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. ADMINISTRATIVE COSTS

The Company agreed to voluntarily pay the Plan's administrative expenses of approximately $180,789 and $135,000 in 2001 and 2000, respectively. The agreement to pay the administrative costs may be canceled at any time.

7. EMPLOYER CONTRIBUTIONS

The Company's Board of Directors elected to provide a contribution for the ESOP of $6,499,286 in 2001. In 2001, $2,303,836 was provided in matching contributions for the SSP portion of the Plan and was funded through forfeitures.

8. ESOP PARTICIPANT ALLOCATION

The Plan allocates contributions, investment changes and forfeitures to participants' accounts as follows:

      Contributions: Each participant is credited with one unit for each $100 of eligible compensation plus an additional unit for each full year of service. All contributions credited to employees are invested in the Company's common stock.

      Investment Changes: Each participant account is allocated the amount of investment changes on a daily basis in the same proportion that the cash or shares of each participant's account bears to the total accounts of all participants in the same investment option at the time of the valuation.

      Forfeitures: Forfeitures are allocated to participants who did not have a break in service during the current year based on the proportion of each participant's compensation to the total compensation of all such participants during the year.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                   Notes to Financial Statements (continued)

9. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments are as follows:

                                                                    DECEMBER 31,
                                                           ----------------------------
                                                               2001             2000
                                                           -----------      -----------
Net assets:
  Cash and short-term investments                          $ 2,145,555      $   601,125
  Westcorp common stock                                     30,571,600       21,721,369
  Government National Mortgage Association securities               --           26,195
                                                           -----------      -----------
                                                           $32,717,155      $22,348,689
                                                           ===========      ===========

                                                                FOR THE
                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  2001
                                                              ------------
Beginning balance                                             $ 22,348,689
Changes in net assets:
  Employer contributions                                         6,499,286
  Investment income                                                520,447
  Net realized and unrealized appreciation in fair value         6,407,428
  Benefits paid to participants                                 (3,058,695)
                                                              ------------
Total                                                         $ 32,717,155
                                                              ============

10. HOLDINGS OF PARTIES-IN-INTEREST

The Plan has holdings of securities of parties-in-interest as follows:

                                                DECEMBER 31,
                                         ----------------------------
                                            2001             2000
                                         -----------      -----------
Westcorp common stock
  (2,043,872 and 1,884,444 shares
    in 2001 and 2000, respectively)      $38,167,168      $28,266,664
                                         ===========      ===========

                              Supplemental Schedule

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                         Employer ID 510308535 Plan #001

         Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

                                December 31, 2001

   SHARES OR                                                                          CURRENT
   PAR VALUE                  IDENTITY OF ISSUE                      COST**            VALUE
------------------------------------------------------------------------------------------------
                MUTUAL FUNDS
   215,234      Large Cap Growth Fund                                               $  4,453,191
    31,024      Equity Fund                                                              825,545
    75,939      Balance Fund                                                           1,969,848
   120,193      International Fund                                                       956,737
   265,503      Large Cap Value Fund                                                   5,071,112
   152,855      Government Income Fund                                                 1,401,678
    58,940      Mid Cap Growth Fund                                                      506,885
    51,191      Small Cap Growth Fund                                                    503,205
   168,231      Technology Fund                                                          827,695
                                                                                    ------------
                   TOTAL MUTUAL FUNDS                                                 16,515,896

                COMMON STOCKS
 2,043,872      Westcorp*                                         $34,261,964         38,167,168

                 PARTICIPANT LOANS RECEIVABLE
$  744,273       Participant loans 6.25% to 10.50% through 2031                          744,273

                SHORT-TERM INVESTMENTS
$4,489,867      Stable Value Trust Fund                             4,489,867          4,489,867
                                                                                    ------------

                   TOTAL INVESTMENTS                                                $ 59,917,204
                                                                                    ============

*    Investment with a party-in-interest.

**   Cost of nonparticipant-directed investments.

                                 EXHIBIT INDEX


Exhibit
Number                     Description of Exhibits
------                     -----------------------
 23.1         Consent of Ernst & Young LLP Independent Auditors